JNL Series Trust 485BPOS

Ex. 99.28(p)(13)

POLICY INFORMATION
Policy System ID:	POL-6650	Version:	15
Policy Title:	Personal Trading Code of Ethics

Policy:

I.	Explanation of the Rule

Rule 204A-1 under the Investment Advisers Act of 1940 (“Advisers Act”) provides (like Rule 17j-1 under the Investment Company Act of 1940 (“1940 Act”) with respect to mutual funds and their investment advisers and principal underwriters) that registered investment advisers must adopt and enforce a code of ethics applicable to its supervised persons. The rule prohibits Access Persons from engaging in fraudulent, deceitful, or manipulative practices in connection with the purchase or sale of a security held or to be acquired by clients of the investment adviser. The rule also requires Access Persons to report their personal securities holdings and transactions, including transactions in mutual funds advised by the investment adviser or an affiliate. The rule is designed to foster the detection and prevention of Access Persons from engaging in the fraudulent activities proscribed by the rule and to prevent violations of the code of ethics.

Rule 204A-1 requires that Fidelity Institutional Asset Management LLC (“FIAM”) and Fidelity Diversifying Solutions LLC (“FDS”) (each an “Adviser” and collectively the “Advisers”) establish, maintain, and enforce a written code of ethics that, at a minimum, includes: (i) standards of business conduct, including fiduciary obligations, that each Adviser requires of its supervised persons; (ii) provisions requiring supervised persons to comply with applicable federal securities laws; (iii) provisions requiring all Access Persons to report personal securities transactions and holdings periodically; (iv) provisions requiring supervised persons to report any violations of the Adviser’s code of ethics; and (v) provisions requiring the Adviser to provide each of its supervised persons with a copy of its code of ethics and any amendments, and requiring supervised persons to provide a written acknowledgment of their receipt of the code and any amendments.

Each Adviser has adopted the Fidelity Code of Ethics and follows policies and procedures designed to ensure compliance with the Rule 204A-1 and Rule 17j-1 requirements. Under the Fidelity Code of Ethics, the Advisers have designated every employee and employees of affiliates providing services to Advisers (“Supervised Persons”) as an Access Person.

Every Supervised Person is required to report any violation of the Fidelity Code of Ethics.

II.	Formal Citation of the Rule

Section 204A and Rule 204A-1 of the Investment Advisers Act of 1940

With respect to registered investment companies, Section 17 and Rule 17j-1 of the Investment Company Act of 1940

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III.	Responsible Compliance Officer

CPP Business Owner: Fidelity’s Ethics Office

Advisers’ Compliance Officers

IV.	Means of Achieving Compliance

The Fund Access Version of the Code of Ethics for Personal Investing applies to officers, directors, and Supervised Persons that are involved in the management or operations of advised accounts. Supervised Persons located in non-US jurisdictions are covered under the Fund Access Version of the Code of Ethics for Personal Investing and a Supplement to the Code of Ethics applicable to that region to ensure compliance with applicable local law.

Access Persons are subject to substantive restrictions relating to their personal securities trading activities, including a general requirement to pre-clear proposed purchases or sales of covered securities.

New Hire Orientation

A high-level review of the requirements under the Code of Ethics and other corporate policies is conducted during new hire orientation meetings.

Training and Ongoing Advice and Guidance

Education and training sessions are conducted periodically for investment professionals, such as portfolio managers, research analysts and traders. Upon being covered by the Code of Ethics and annually thereafter, employees are provided a video overview of the Code as part of the acknowledgement process. Upon hire and annually thereafter, employees must complete an online training course which includes a section on the Code of Ethics for Personal Investing. A Code of Ethics overview course is also available online. Members of the Ethics Office provide ongoing support and guidance to Supervised Persons and managers through the Ethics Office Service Line, the Ethics Office email box, and the Ethics Office Live Chat functionality.

Distribution and Acknowledgment of the Code of Ethics

The Code of Ethics is distributed annually to existing employees (including covered contractors) and to new hires upon joining Fidelity. Each employee must acknowledge receipt of the Code of Ethics electronically. Receipts are monitored and failure to acknowledge receiving the Code of Ethics results in escalation by the Ethics Office to the employee’s manager.

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Employee Compliance Framework

The Ethics Office has developed procedures for helping ensure employee compliance with the Code of Ethics. With limited exceptions as described in the Code of Ethics, Supervised Persons, other than contractors, are required to maintain their covered accounts through Fidelity Brokerage Services (“FBS”). Notices are generated by the Ethics Office to employees at various intervals to help ensure that unapproved, outside, covered accounts are transferred or closed. Transactions executed through an account with FBS are provided electronically to a trade monitoring system maintained by the Ethics Office. For employees with outside covered accounts, the Ethics Office arranges to receive electronic feeds or duplicate account statements. Supervised Persons are responsible for reporting all other transactions in covered securities on a quarterly basis. Supervised Persons must complete a Quarterly Trade Verification using an electronic verification and certification system, which requires employees subject to the Code of Ethics to review and report quarterly trade activity to seek to ensure that all trades are accurate and complete.

Classification and Notification of New Access Persons

The Ethics Office reviews a daily report of employee data to see that employees are classified properly under the Code of Ethics and sends information notices to these individuals.

V.	Oversight Function

The following group is responsible for the oversight of this program:

●	Ethics Office

VI.	Methods of Conducting Oversight

Members of the Ethics Office have day-to-day responsibility for performing oversight activities. Additionally, any material issues arising under the Code of Ethics relating to Supervised Persons are escalated to the Business Unit or the Adviser’s Compliance Officer.

The Ethics Office has developed procedures for monitoring transactions in accounts covered by the Code of Ethics in order to detect violations of the trading prohibitions and restrictions. Reviews are performed by members of the Ethics Office on a daily, weekly, monthly, or quarterly basis. Reports are generated and then reviewed by the Ethics Office to detect defined violations. The Ethics Office issues notices and warnings and imposes sanctions for violations it detects and reports these actions to the Business Unit or FIAM Compliance Officer, and, in the aggregate to the Personal Trading Committee on a quarterly basis. Certain violations (as agreed upon with the Personal Trading Committee) are reviewed by the Personal Trading Committee for consideration before any action is taken. The Advisers report material violations and resulting actions to the applicable boards or oversight committee, along with other material issues related to the Code of Ethics.

VII.	Attachments

None

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